

Mail Stop 3720

March 29, 2017

Steve Mollenkopf
Chief Executive Officer
Qualcomm Incorporated
5775 Morehouse Drive
San Diego, CA 92121

      Re: Qualcomm Incorporated
             Form 10-K for Fiscal Year Ended September 25, 2016
             Filed November 2, 2016
             Form 10-Q for Fiscal Quarter Ended December 25, 2016
             Filed January 25, 2017
             File No. 000-19528

Dear Mr. Mollenkopf:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 25, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business and Operating Segments, page 23

1.   Please describe in greater detail the terms of your licensing agreements, including whether, in general, you offer only a comprehensive license to your entire portfolio and whether and to what extent you use royalty caps.

<u>Risk Factors, page 31</u>

2.	Please provide a separate risk factor that discusses the potential effect on your business and financial results, including gross profits, if you are required to change your licensing practices due to the recent governmental and private legal proceedings challenging your licensing practices. Specifically explain the risks to your current licensing practices if you are required to unbundle certain licenses or revise the bases upon which royalties are calculated. To provide context, please highlight the particular licensing practices at issue and the relevant impact by jurisdiction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Staff Accountant at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications